                                                                    EXHIBIT 20.3
                                 ANESTA CORP.
                                     INDEX



Balance Sheets -
      June 30, 2000 and December 31, 1999 (unaudited)                    2

Statements of Operations and Comprehensive Loss -
      for the three and six months ended June 30, 2000 and
      1999 (unaudited)                                                   3

Statements of Cash Flows -
      for the six months ended June 30, 2000 and 1999 (unaudited)        4

Notes to Financial Statements (unaudited)                                5

                                  ANESTA CORP.

                                 BALANCE SHEETS
                                   (Unaudited)
                                 --------------

                                                          June 30,       December 31,
    ASSETS                                                 2000             1999
                                                       -----------       ------------
Current assets:
    Cash and cash equivalents                           $16,592,225       $11,746,093
    Current portion of
    certificate of deposit                                  340,000           340,000
    Marketable debt securities, available-for-sale       23,078,033        59,031,849
    Accounts receivable                                   2,329,472         1,956,357
    Prepaid expenses and other current assets               952,635           667,960
                                                       ------------      ------------
     Total current assets                                43,292,365        73,742,259
                                                       ------------      ------------




Property and equipment, at cost:
    Furniture and equipment                               1,111,786         1,099,529
    Leasehold improvements                                2,820,691         2,813,166
    Accumulated depreciation                             (1,610,292)       (1,447,484)
                                                       ------------      ------------
                                                          2,322,185         2,465,211
                                                       ------------      ------------
Other assets:
    Certificate of deposit                                1,700,000         1,700,000
    Other assets                                         24,061,930           301,327
    Accumulated amortization                               (439,596)
                                                       ------------      ------------
                                                         25,322,334         2,001,327
                                                       ------------      ------------

     Total assets                                       $70,936,884       $78,208,797
                                                       ============      ============

                                                                June 30,        December 31,
LIABILITIES AND STOCKHOLDERS' EQUITY                              2000              1999
                                                              -----------       ------------
Current liabilities:
 Accounts payable                                               $1,558,858           $409,584
 Accrued liabilities:

   Accrued compensation                                            714,887            655,870
   Other                                                         1,061,625            139,062
 Current portion of unearned revenues                               93,275            746,389
 Current portion of note payable                                   333,333            333,333
                                                             -------------      -------------
     Total current liabilities                                   3,761,978          2,284,238

Unearned revenues                                                1,832,647          1,831,759
Note payable                                                     1,666,667          1,666,667
                                                             -------------      -------------
     Total liabilities                                           7,261,292          5,782,664
                                                             -------------      -------------
Commitments

Stockholders' equity:
   Common stock, par value, $.001 per share; Authorized:
     35,000,000 shares; Issued:  13,398,554 shares
     in 2000 and 13,311,839 shares in 1999                          13,399             13,312
Additional paid-in capital                                     131,607,925        130,742,839
Accumulated deficit                                            (67,832,212)       (58,166,809)
Accumulated other comprehensive loss                              (113,520)          (163,209)
                                                             -------------      -------------
      Total stockholders' equity                                63,675,592         72,426,133
                                                             -------------      -------------
      Total liabilities and stockholders' equity               $70,936,884        $78,208,797
                                                             =============      =============

     The accompanying notes are an integral part of the financial statements

                                  ANESTA CORP.

                 STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS
                                   (Unaudited)

                                                        Three months ended                     Six months ended
                                                        ------------------                     ----------------
                                                June 30,               June 30,            June 30,       June 30,
                                                  2000                  1999                2000           1999
                                                --------               --------            --------       --------
Revenues:
    Product sales                             $3,085,248              $1,094,955        $3,993,060      $1,128,063
    Royalty revenue                                   --                  28,828            26,211          29,809
    Revenues from license agreements             256,666                 450,000           652,225         621,148
                                               ---------               ---------         ---------       ---------
    Total revenues                             3,341,914               1,573,783         4,671,496       1,779,020
                                               ---------               ---------         ---------       ---------

Operating costs and expenses:
    Cost of goods sold                           774,926                 361,813         1,022,657         371,007
    Royalties                                     96,388                  30,885           124,319          31,908
    Research and development                   2,429,729              2,506,1459         4,940,497       4,712,785
    Depreciation and amortization                522,837                  74,468           605,482         147,517
    Selling, general and administrative        6,992,669               2,210,044         9,197,875       4,004,323
                                               ---------               ---------         ---------       ---------

    Total costs and expenses                  10,816,549               5,183,355        15,890,830       9,267,540
                                              ----------               ---------         ---------       ---------

    Loss from operations                     (7,474,635)             (3,609,572)      (11,219,334)     (7,488,520)

Non operating income (expense):
    Interest income                              667,729               1,085,098         1,654,754       2,106,915
    Interest expense                            (35,778)                (32,200)          (71,167)        (58,275)
    Other                                            --                     591             1,675             562
                                               ---------               ---------         ---------       ---------

    Loss before provision for
    income taxes                             (6,842,684)             (2,556,083)       (9,634,072)     (5,439,318)

Provision for income taxes                       (5,710)                 (8,400)          (31,331)        (14,800)
                                               ---------               ---------         ---------       ---------

    Net loss                                 (6,848,394)             (2,564,483)       (9,665,403)     (5,454,118)

Other comprehensive income (loss):
    Foreign currency translation
        adjustment                               (6,964)                (10,236)          (13,234)        (18,001)
    Unrealized gain (loss) on
        marketable debt securities,
        available-for-sale                        62,323               (142,401)            62,923       (203,508)
                                               ---------               ---------         ---------       ---------

    Total other comprehensive income
        (loss)                                    55,359               (152,637)            49,689       (221,509)
                                               ---------               ---------         ---------       ---------

    Comprehensive loss                      $(6,793,035)            $(2,717,120)      $(9,615,714)    $(5,675,627)
                                            ------------            ------------      ------------    ------------

Basic and diluted loss per common share--

    Net loss per common share                   $(0.51)                  $(0.19)           $(0.72)         $(0.41)
                                               ---------               ---------         ---------       ---------

Weighted average shares outstanding           13,385,565              13,220,051        13,372,861      13,170,944
                                            ------------            ------------      ------------    ------------

     The accompanying notes are an integral part of the financial statements

                                 ANESTA CORP.

                           STATEMENTS OF CASH FLOWS
                                  (Unaudited)
                                   --------

                                                                      Six months ended
                                                              -----------------------------------
                                                                 June 30,           June 30,
                                                                  2000               1999
                                                                --------           --------
Cash flows from operating activities:
    Net loss                                                 $(9,665,403)      $(5,454,118)
    Adjustments to reconcile net loss to net cash
     used in operating activities:
      Depreciation and amortization                              605,482           147,517
      Gain on retirement of assets                                   (25)             (435)
      Increase (decrease) due to changes in:
       Accounts receivable                                      (373,114)         (787,289)
       Prepaid expenses and other current assets                (284,674)       (1,154,667)
       Other assets                                               89,396           (26,987)
       Accounts payable                                        1,149,274          (966,459)
       Accrued liabilities                                       981,580          (642,921)
       Unearned revenues                                        (652,226)          535,102
                                                            ------------      ------------
        Net cash used in operating activities                 (8,149,710)       (8,350,257)
                                                            ------------      ------------
Cash flows from investing activities:
    Capital expenditures                                         (22,861)          (96,762)
    Proceeds from sales of assets                                     25               488
    Purchase of other assets                                 (23,850,000)
    Purchase of marketable debt securities,
      available-for-sale                                      (6,020,987)      (45,078,675)
    Sales and maturities of marketable debt securities,
      available-for-sale                                      42,037,726        22,822,626
                                                            ------------      ------------
        Net cash provided by (used in) investing
        activities                                            12,144,403       (22,352,323)
                                                            ------------      ------------
Cash flows from financing activities:
    Net proceeds from issuance of common stock                   865,173         1,333,306
                                                            ------------      ------------
        Net cash provided by financing activities                865,173         1,333,306
                                                            ------------      ------------
Effect of exchange rate changes on cash                          (13,234)          (18,001)
                                                            ------------      ------------
Net increase (decrease) in cash and cash
equivalents                                                    4,846,132       (29,387,275)
Cash and cash equivalents at beginning of period              11,746,093        55,889,226
                                                            ------------      ------------
Cash and cash equivalents at end of period                   $16,592,225       $26,501,951
                                                            ============      ============

                     The accompanying notes are an integral
                        part of the financial statements

                                 ANESTA CORP.

                         NOTES TO FINANCIAL STATEMENTS
                                  (Unaudited)


1.   Significant Accounting Policies:

     In the opinion of management, the accompanying financial statements contain all adjustments (consisting only of normal recurring items) necessary to present fairly the financial position of Anesta Corp. (the Company) as of June 30, 2000, the results of its operations for the three and six months ended June 30, 2000 and 1999, and its cash flows for the six months ended June 30, 2000 and 1999. The results of operations for the periods presented are not necessarily indicative of the results to be expected for the full year period.

     Certain information and footnote disclosures normally included in financial statements prepared in accordance with generally accepted accounting principles have been condensed or omitted. It is suggested that these financial statements be read in conjunction with the Company's Annual Report on Form 10-K for the period ended December 31, 1999 and Quarterly Report on Form 10-Q for the period ended March 31, 2000.

     Net Loss Per Share

     Basic and diluted earnings per share are computed in accordance with Statement of Financial Accounting Standards (SFAS) No. 128, Earnings Per Share (EPS). Basic EPS excludes dilution and is computed by dividing income available to common stockholders by the weighted-average number of common shares outstanding for the period. Diluted EPS reflects the potential dilution from convertible securities or contracts to issue common stock. Common equivalent shares are excluded from the computation of diluted EPS when their effect is antidilutive. As of June 30, 2000, options to purchase 1,927,647 shares of common stock at prices between $9.25 and $25.1875 per share were outstanding. As of June 30, 1999, options to purchase 1,322,487 shares of common stock at prices between $5.25 and $25.1875 were outstanding. None of these options were included in the computation of diluted loss per share because the effect would have been antidilutive.

2.   Cash, Cash Equivalents and Marketable Debt Securities:

     At June 30, 2000, the Company maintained a majority of its cash, cash equivalents and marketable debt securities in two banks in San Francisco, California.

3.   Income Taxes:

     The provision for income taxes for the three and six months ended June 30, 2000 and 1999 is related solely to state income taxes.

4.   Revolving/Term Promissory Note Agreements:

     In January 1995, the Company secured a revolving/term loan in the amount of $1,500,000. This loan converted to a 10 year term loan on May 15, 1995. In March 1997 and July 1999, the Company borrowed an additional $800,000 and $500,000, respectively.

                                 ANESTA CORP.

                                  (Unaudited)


4.   Revolving/Term Promissory Note Agreements, Continued

     As of June 30, 2000, the balance of the loan is $2,000,000. Annual principal payments in the amount of $333,333 will be made on approximately July 15 for the next 6 years beginning on July 15, 2000. Interest at the rate of 8% is paid quarterly. As of June 30, 2000, borrowings under the agreement are collateralized by a certificate of deposit in the amount of $2,040,000, which is maintained in a bank in Salt Lake City, Utah.

5.   Collaborative Relationships:

     In 1989, Anesta entered into a research and development, license, supply and distribution agreement (1989 Agreement) with Abbott Laboratories (Abbott). Under the agreement, as amended, Anesta granted to Abbott the exclusive right to make, use and market in the United States OTS products resulting from technology owned or licensed by Anesta consisting of OTS fentanyl. Under the 1989 Agreement, Abbott provided development funding and milestone payments and was obligated to pay royalties and other payments on product sales. Through June 30, 2000, Abbott had paid a total of $10,050,000 for the development of Anesta's OTS fentanyl product line. Anesta anticipates it will receive no further payments in the future from Abbott.

     On March 13, 2000, Anesta announced that it had reaquired the U.S. marketing rights for Actiq with Abbott. Effective April 2000, Anesta has responsibility for the sales and marketing of Actiq in the U.S. As part of the reacquisition, Anesta made cash payments to Abbott of $23,850,000, which amount is included in other assets in the accompanying balance sheet. Anesta is also obligated to make on-going earn-out payments to Abbott until May 1,2005. Capitalized amounts related to this agreement, which relate primarily to the acquired marketing rights, are being amortized on a straight-line basis over a ten year expected life. Abbott will continue to manufacture Actiq and Fentanyl Oralet for Anesta in the U.S. for a period of 24 to 36 months, after which Anesta has the right to manufacture such products.


6.   Subsequent Events

     On July 17, 2000, the Company announced that Cephalon, Inc. (Cephalon) will acquire all of the outstanding shares of Anesta in a tax-free, stock-for-stock transaction intended to be accounted for as a pooling of interests. Upon completion of the transaction, Anesta shareholders will receive 0.4765 shares of newly-issued Cephalon common stock for each share of Anesta they own. As part of the transaction, Anesta has agreed to a termination fee of $15 million, which is payable under certain conditions. The boards of directors of both companies have unanimously approved the proposed merger, which is subject to the approval of Anesta shareholders, regulatory agencies and customary closing conditions. The merger is expected to be completed during the fourth quarter of 2000. Under the terms of the merger agreement, Anesta will become a wholly-owned subsidiary of Cephalon.

                                 ANESTA CORP.

                                  (Unaudited)



     7.   Stockholders' Equity:

          The table below presents the activity in stockholders' equity from January 1, 2000 to June 30, 2000:

                                                   Common Stock                                         Accumulated
                                   ---------------------------------------------
                                                                   Additional                              Other
                                                                     Paid-in             Accumulated     Comprehensive
                                     Shares          Amount          Capital               Deficit           Loss         Total
                                     ------          ------          -------               -------           ----         -----
Balance at January 1, 2000         13,311,839        $13,312       $130,742,839         $(58,166,809)     $(163,209)   $72,426,133

Exercise of stock
 options for cash                      86,715             87            865,086                                            865,173

Net loss                                                                                  (9,665,403)                   (9,665,403)
Other comprehensive income                                                                                  49,689          49,689
                                   ----------    -----------       ------------         ------------      ---------    -----------
Balance at June 30, 2000           13,398,554        $13,399       $131,607,925         $(67,832,212)     $(113,520)   $63,675,592
                                   ==========    ===========       ==============       ==============    ===========   ============